Form 10-K, Exhibit 13
period 2001-12-31
RAINBOW RENTALS INC
filed 2002-03-29
CIK 1058441

                                                                      Exhibit 13

[PHOTOS]
ANNUAL REPORT 2001
RAINBOW RENTALS LOGO

RAINBOW RENTALS
ANNUAL REPORT 2001

TABLE OF CONTENTS
Financial Highlights                        1
Letter to Shareholders                      2-3
Narrative                                   4-9
Map of Rainbow Markets                      10
Board of Directors                          11
Corporate Information                       12
10-K Report                                 Back Pocket

ABOUT RAINBOW RENTALS

         Rainbow Rentals Inc. is a leading chain of rental-purchase stores that offer brand-name appliances, computers, electronics, and furniture. We are the fourth-largest chain in the $5.3 billion rental-purchase industry, and the market leader in terms of annual revenue per store. We aim to provide our customers with the finest products available in the industry, as well as superior customer service.

         Rainbow is growing rapidly. As of March 2002, we operate 114 stores, compared to 70 stores at the start of 1999. Rainbow completed its initial public offering in 1998, and was recognized by Forbes magazine in both 1999 and 2000 as one of the nation's "Best 200 Small Companies." The company was founded under Christian Judeo principles of faith and conduct. A high degree of ethics, teamwork, service and accountability has been instilled.

         Established in 1986, Rainbow Rentals is based in Canfield, Ohio, and employs more than 800 associates. Our online store and investor information are located on our website, www.rainbowrentals.com. Our common stock is traded on the Nasdaq Stock Market under the symbol RBOW.

FINANCIAL HIGHLIGHTS

                                                                                     Year ended December 31,
                                                2001          2000          1999          1998          1997
                                                               (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Total Assets                                 $60,121       $58,429       $50,324       $33,068       $31,293

Rental Purchase Merch., Net                   39,330        36,545        33,042        25,246        23,411

Total Debt                                     9,440        12,340        10,522           190        23,203

Shareholders' Equity                          37,165        35,991        31,886        26,838         3,053
------------------------------------------------------------------------------------------------------------

STATEMENTS OF INCOME DATA:

Total Revenues                               $94,555       $91,895       $80,858       $63,479       $55,328

Operating Income                               3,148         8,212         9,686         7,274         6,800

Net Income                                     1,174         4,105         5,048         3,618         2,681

Net Income Per Diluted Share                    0.20          0.69          0.85          0.73          0.59
------------------------------------------------------------------------------------------------------------



OPERATING DATA:

Number of Stores Open at End of Period           113           110            92            70            62

Revenue Per Store*                              $837          $835          $879          $907          $892
------------------------------------------------------------------------------------------------------------

                            * Includes all stores, including those newly opened


CHARTS
1)       Number of stores open (end of period)



2)       Revenue (in millions)



                                    [PHOTO]

                                    [PHOTO]



A MESSAGE TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

         The year 2001 was a year of transition for Rainbow Rentals. Although our bottom line performance fell below our expectations, we did succeed in regaining the momentum lost in mid-2000. We made significant changes in 2001 and in early 2002 that we believe will accelerate our momentum and foster higher margins and profitability. As I write this letter, we are seeing improvements in rent collected, idle inventory levels and margins. We are confident that the difficult transition period is behind us.

         Revenue for 2001 was up 2.9 percent to $94.6 million. Our net store count increased by three stores, to 113, after six new store openings, the consolidations of two stores and the sale of one. Revenue at comparable stores (opened before January 1, 2000) was down 4.3 percent. Net income was $1.17 million, or $0.20 per share, compared to $4.1 million, or $0.69 per share, in 2000.

         Our results were affected by a reduction in units on rent and by costs associated with programs we implemented to attract more customers. Aggressive promotions, higher advertising spending and higher store-level payroll costs negatively affected our margins and profitability in the near term. Nonetheless, these initiatives helped us ignite and sustain a sharp rise in volume late in the year.

         We were also affected by costs associated with supporting our future growth. After sustaining rapid growth in prior years with virtually no changes in our infrastructure, we strengthened our middle management team over the past 18 months. These higher corporate costs hurt our earnings in the short term, but they were necessary for our long-term growth.

         The changes we made during 2001 have sharply improved our outlook. At year-end, our units on rent - the primary driver of our revenue stream - were up 9 percent from levels of year-end 2000. Also, our comp store sales increased nearly 1 percent in the fourth quarter, marking the first such increase in more than a year.


                                    [PHOTO]


         Rainbow continues to grow. We opened our first new stores of 2002 in Woonsocket, R.I., and Winston-Salem, N.C., and have 10 additional store openings planned for this year. We intend to stay with our three-part growth strategy, which includes new store openings, incremental comparable store growth (3% - 5%), and operationally sound acquisitions in our targeted areas. The three Rainbow founders, Lawrence S. Hendricks, Michael J. Viveiros and myself, remain engaged in the day-to-day operations and serve on our board of directors, providing experience unrivaled in our industry. We enlarged our board with the election of a third outside director, Robert A. Glick, the founder, chairman and CEO of Dots, Inc., a chain of more than 250 off-price women's clothing stores. Bob's expertise and commitment have already proven valuable to Rainbow.

         We see many opportunities before us this year. The rent-to-own industry tends to do well in periods of economic shift, up or down. Rainbow's philosophies and business practices have made us the employer of choice in our industry, and we're finding candidates (with and without rent-to-own experience) readily available to drive our anticipated growth. Our reputation has also enabled us to enjoy excellent relationships with our suppliers.

         To accelerate the momentum we began building in late 2001, we have implemented two important changes. First, we have increased our pricing back to more traditional levels. The effects of this are just starting to materialize. Second, we introduced new controls on store-level spending and staffing in February. These controls will focus our regional and store managers more closely on store-level profitability and help us respond faster to changes in our business. They will also help us manage growth more effectively.

         In January, we announced the completion of a new $25 million multi-bank loan facility that will provide the capital necessary for internal growth, sensible acquisitions and other growth purposes. We are very pleased by the response of the credit markets to our pursuit of new funds, and we think this demonstrates the financial strength of Rainbow Rentals.

         We continue to emphasize customer service that sets Rainbow apart from the competition, and we invite you to read about our customer focus in the following pages. On behalf of our board, management and more than 800 Rainbow associates, I'd like to express my appreciation for your continued interest and support. Thank you for believing in us.


Sincerely,


Wayland J. Russell
Chairman and Chief Executive Officer

THE CUSTOMER IS RAINBOW'S FOUNDATION

         When we established Rainbow Rentals in 1986, we knew our success would depend on people - our associates and our customers. The typical rent-to-own customer was overlooked by traditional retailers, and there was room for improvement in the way this individual was treated. So we set out from day one to provide our customers with a More-Better-Different approach to products and customer service. From the way we treat customers personally, to the way we manage customer relationships, Rainbow is focused on the customer.

         We have built a store operating system that addresses the unique needs and characteristics of the rent-to-own customer, and we've replicated that system in store after store. This is why more than three-fourths of our business is repeat business, while much of the rest comes from referrals. It's also why our average mature store generates annual revenue of nearly $1 million -- twice the industry average.


                                    [PHOTO]

WE KNOW OUR CUSTOMERS

         Rent-to-own customers are unique, and we know what distinguishes them (See Sidebar, Page 7). Beyond that, we know them personally. As the majority of our customers are in the store frequently to make their regular rental payments, our store managers get to know them and their families, and develop a sincere interest in their well-being. Our research indicates the personalization of the shopping experience is important. We want our customers to expect more from us than they expect from our competitors, and they do.

         We know why customers like renting from us. For one, we provide high-quality, full-featured products with recognized brand names - Philips, JVC, RCA, Ashley, England, GE, Whirlpool, Compaq and Dell, among others. Our computers, furniture, electronics and appliances carry the same quality customers would find at department stores like Sears or J.C. Penney, or at leading regional furniture chains. When we were new in the business, the myth was that our customer base couldn't afford the top of the line. But we listened to our customers, and learned that they appreciate and want



                                    [PHOTO]
[CAPTION]
THE RENT-TO-OWN INDUSTRY

America's $5.3 billion rent-to-own industry is relatively new. It sprang up in the 1960s in response to consumers' needs to acquire household products without paying a large, upfront cash payment or incurring debt. In a rental-purchase agreement, there is no interest charged and no credit check, and the consumer can return the merchandise at any time. This no-obligation, no-debt feature is the cornerstone of the industry. Free replacement, repair and delivery are typically included in the price. There are approximately 8,000 rental-purchase stores in all 50 states, serving 3 million customers (households) annually, according to the Association of Progressive Rental Organizations, the industry's trade association. The industry is in the fortunate position of having many customers and potential customers. Rainbow Rentals is the nation's fourth-largest rent-to-own operator. The three largest are Rent-A-Center, RentWay and Aaron Rents.

high-quality products. We've consistently proven that quality products, coupled with excellent service, perform best in the rent-to-own market. For example, we were the first to actively market computers, and they now account for more than 24 percent of our revenue.

         Our customers prefer renting over traditional retail purchases, and this alternative has its advantages (See Sidebar, Page 5). In addition to the general advantages of renting, Rainbow offers exceptional service and repair at no charge. Rainbow does not charge ancillary fees common to the industry, which allows our customers to invest in the better merchandise. We believe this distinction gives us an edge in initiating long-term customer relationships.

WE RESPOND TO OUR CUSTOMERS

We build our staff around the customer. We hire associates with a passion for customer service. From the day they join





                                    [PHOTO]

Rainbow, our associates learn the importance of making the customer "the boss." Managers follow a customer management manual that spells out the daily, weekly, monthly and annual tasks that we know are important to customer relationship building. This manual covers not only merchandising, store operations and personal customer relations, but also addresses the critical issue of assisting the customer in making timely renewal payments. Our customers see this as a service they associate with their quality Rainbow products, and they tend to pay us first when times are tight. That is why our delinquency rate is far below the industry average. It's a tribute to the relationships our customers enjoy with us. Our customers desire to maintain a good account with Rainbow.

         We have refined our staffing strategy in the past year. First, as we've been approached by an increasing number of store managers with rent-to-own experience, we've begun hiring more of these individuals. While in the past we relied on


                                    [PHOTO]
[CAPTION]

THE RENT-TO-OWN CUSTOMER

Rental-purchase customers come from all walks of life. Most are working people who want quality, durable household goods, but cannot pay full price for such items in cash, and either cannot or will not borrow against a credit card. To a lesser degree, rent-to-own customers include students, temporarily assigned business people, military personnel and in-transit families. More than 53 percent of rental-purchase customers are between the ages of 25 and 44 and more than 68 percent have annual household incomes between $24,000 and $49,999. Most have either graduated from high school or attended some college. What all rental-purchase customers have in common is that they have an immediate need for consumer household goods but either don't want to or can't accept long-term obligations.

                                    [PHOTO]

Rainbow-grown managers, we've found that we could successfully integrate these experienced managers to Rainbow's more demanding store operating system. This shift has helped us overcome a tight labor market. We have also begun hiring more college graduates through our "Fast Track" program that promises them a store manager's job in as little as six months, provided they can complete Rainbow's rigorous G.O.L.D. (Growth, Organization, Leadership and Development) manager-in-training program.


                                    [PHOTO]


         We also focused more attention on customer service last year. At our 2001 managers meeting, we placed the highest priority on customer service. We also added customer service staff at our home office, and we highlighted our toll-free customer service telephone number in all of our customer communications, directing those calls to our customer service professionals. With these adjustments, we resolved complaints in less time, fostering decreased returns, stronger relationships and additional repeat business.

         We have also re-engineered our advertising program around the customer. Our "You're the Boss" campaign, which broke in late 2001, emphasizes the unique customer-service experience that can be found only at Rainbow Rentals. Our customers are the stars of the radio and TV commercials. In each spot, a Rainbow store manager provides the deal the customer was seeking and thanks the customer for shopping "at Rainbow Rentals, where you're the boss." The "You're the Boss" theme has been incorporated into all of our advertising and promotional materials, and even into the way we answer the phones in our stores.



YOU'RE THE BOSS LOGO

Our advertising tagline reflects our commitment to superior customer service.

STORE MARKETS

                                      [MAP]

Flint, MI
Detroit, MI
Toledo, OH
Lima, OH
Dayton, OH
Columbus, OH
Cleveland, OH
Akron-Canton, OH
Youngstown, OH
Erie, PA
Pittsburgh, PA
Altoona, PA
Harrisburg, PA
Scranton, PA
Allentown-Reading, PA
Buffalo, NY
Rochester, NY
Albany, NY

Springfield, MA             Providence, RI          Charlotte, NC
Fall River, MA              Nashville, TN           Greensboro, NC
New Bedford, MA             Chattanooga, TN         Durham, NC
Lawrence, MA                Knoxville, TN           Greenville, SC
Boston, MA                  Richmond, VA            Columbia, SC
Hartford, CT                Tidewater, VA           Rock Hill, SC


Rainbow has 114 stores in 36 markets

                                    [PHOTO]


BOARD OF DIRECTORS
(Seated L-R)
Lawrence S. Hendricks
Chief Operating Officer

Wayland J. Russell
Chairman and Chief Executive Officer

Michael J. Viveiros
President


(Standing L-R)

Ivan J. Winfield
Executive in Residence, Baldwin-Wallace College, Cleveland, Ohio

Robert A. Glick
Founder, Chairman and Chief Executive Officer, Dots, Inc., Solon, Ohio

Brian L. Burton
Chief Financial Officer, KST Coatings Manufacturing, Inc., Twinsburg, Ohio

CORPORATE INFORMATION
---------------------

AVAILABILITY OF FORM 10-K

         A copy of Rainbow Rentals' Form 10-K filed with the Securities and Exchange Commission is included in the back pocket of this Annual Report. Additional copies will be available without charge upon request. Inquiries should be made via our web site at www.rainbowrentals.com or to our corporate headquarters at the following address:

         Rainbow Rentals, Inc.
         Attention: Investor Relations Department
         P.O. Box 9006
         Boardman, Ohio 44513-9006
         (330) 533-5363

SHAREHOLDER INQUIRIES

         All inquiries relating to shareholder records, stock transfers, lost certificates, change of ownership, or change of address should be directed in writing to:

         National City Bank Corporate Trust Administration
         629 Euclid Avenue
         Suite 635
         Cleveland, Ohio 44114

         Other shareholder inquiries should be directed to our Investor Relations Department at the Company's corporate headquarters address: P.O. Box 9006, Boardman, Ohio, 44513-9006 or by calling (330) 533-5363, extension 121.

ANNUAL SHAREHOLDERS MEETING

         The annual meeting of shareholders will be held at 10:00 a.m. on Wednesday, May 15, 2002 at:

         Holiday Inn
         7410 South Avenue
         Boardman, Ohio 44512

INDEPENDENT AUDITORS

         KPMG LLP
         One Cleveland Center
         1375 East Ninth Street, Suite 2600
         Cleveland, Ohio 44114-1796

LEGAL COUNSEL

         Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
         The Tower at Erieview, Suite 2600
         1301 East Ninth Street
         Cleveland, Ohio 44114-1824


EXECUTIVE OFFICERS

         Wayland J. Russell
         Chairman and Chief Executive Officer

         Michael J. Viveiros
         President

         Lawrence S. Hendricks
         Chief Operating Officer

         Michael A. Pecchia
         Chief Financial Officer

[PHOTO]

         Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. For further information, please refer to the company's filings with the Securities and Exchange Commission.

                                   [PHOTO]

[RAINBOW RENTALS LOGO]

P.O. Box 9006

Boardman, OH 44513-9006

Phone: 330-533-5363

www.rainbowrentals.com