Form 10-K, Exhibit 13
period 2002-12-31
RAINBOW RENTALS INC
filed 2003-03-26
CIK 1058441

                                                                      EXHIBIT 13

[PHOTO]

                                    [RAINBOW RENTALS LOGO]

                               ANNUAL REPORT 2002

                                  FULL SERVICE. FULL TIME.

ABOUT RAINBOW RENTALS                1
FINANCIAL HIGHLIGHTS                 2
LETTER TO SHAREHOLDERS           3 - 4
NARRATIVE                       5 - 11
BOARD OF DIRECTORS               11-12
CORPORATE INFORMATION               13
STORE LOCATIONS                     13
FORM 10-K - INSIDE BACK COVER

                             About Rainbow Rentals

                           RAINBOW RENTALS, INC. is a
                    leading chain of rental-purchase stores
                       that offer brand-name appliances,
                     computers, electronics, and furniture.

                            FULL SERVICE. FULL TIME.


We are the fourth-largest chain in the more than $5 billion rent-to-own industry, and a market leader in terms of annual revenue per store. We strive to provide our customers with the finest products available in the industry, as well as superior customer service.

Rainbow is a growing company. As of March 2003, we operate 120 stores, compared to 70 stores at the start of 1999. Rainbow completed its initial public offering in 1998, and was recognized by Forbes magazine in both 1999 and 2000 as one of the nation's "best 200 small companies." The company was founded under Judeo-Christian principles of faith and conduct. A high degree of ethics, teamwork, service, and accountability are key to the Rainbow culture.

Established in 1986, Rainbow Rentals is based in Canfield, Ohio, and employs nearly 900 associates. Our on-line store and investor information are located at www.rainbowrentals.com. Rainbow's common stock is traded on the Nasdaq Stock Market under the symbol RBOW.


RBOW/01                                                    About Rainbow Rentals

[GRAPHIC]

HIGHLIGHTS 2002

NUMBER OF STORES OPEN
  (END OF PERIOD)
1998
1999
2000
2001
2002

      REVENUE
   (IN MILLIONS)
1998
1999
2000
2001
2002


                                                                           YEAR ENDED DECEMBER 31,
                                                  2002       2001       2000       1999       1998
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total Assets                                     $61,108    $60,121    $58,429    $50,324    $33,068
Rental-Purchase Merchandise, Net                  39,342     39,330     36,545     33,042     25,246
Total Debt                                         7,550      9,440     12,340     10,522        190
Shareholders' Equity                              38,825     37,165     35,991     31,886     26,838
STATEMENTS OF INCOME DATA:
Total Revenues (1)                               $99,267    $94,555    $91,895    $80,858    $63,479
Operating Income (1) (2)                           3,857      2,890      8,116      9,686      7,274
Net Income                                         1,641      1,174      4,105      5,048      3,618
Net Income per Diluted Share                        0.28       0.20       0.69       0.85       0.73
Pro Forma Net Income                               1,641      1,486      4,392      5,260      3,631
Pro Forma Net Income Per Diluted Share              0.28       0.25       0.74       0.89       0.73
OPERATING DATA:
Number of Stores Open at End of Period               122        113        110         92         70
Revenue Per Store (3)                               $814       $837       $835       $879       $907
Comparable Store Revenue Growth Percentage          1.4%      -4.3%       1.7%       4.4%       3.8%

                                                 (1) FROM CONTINUING OPERATIONS.
                                   (2) BEFORE PRO FORMA ADJUSTMENT FOR GOODWILL.
                          (3) INCLUDES ALL STORES, INCLUDING THOSE NEWLY OPENED.



Financial Highlights                                                     RBOW/02

[RAINBOW RENTALS LOGO]

"I'd rather rent it at Rainbow"

    Our 2003 advertising program focuses on three primary areas that set us apart from our competitors. We have incorporated the most meaningful areas to our customers, which we discovered from our extensive field research, into this campaign.

    One of these areas is the total Rainbow experience, which emphasizes all of the programs we have in place that make it easy and convenient to rent from Rainbow. Another area is one that we pride ourselves on, and that is the professional customer service provided to our customers by our Rainbow associates. And finally is our concerted effort to provide the newest and most innovative products to fulfill our customers' wants and needs. Whether our customers walk into a store, dial our toll-free number or order on-line, we want them to come away from the experience saying, "I'd Rather Rent It At Rainbow."

    This approach recognizes the options our customers have, and sets up a contrast between Rainbow and our competitors as well as other retail options. We know that if we can give individuals a taste of the Rainbow experience, we can win them over.

    "I'd Rather Rent It At Rainbow" is being incorporated into all Rainbow communications, from our television, radio and print circular advertising to the targeted direct mail pieces, and most importantly, in our personal interaction with customers.

[WAYLAND J. RUSSELL PHOTO]

A message to our Shareholders

WE HAVE AMBITIOUS GROWTH PLANS. We plan to open 75 new stores by mid-2006, and augment that growth through acquisitions during this time frame. That represents 70 to 80 percent growth IN STORE FRONTS OVER THE NEXT FOUR YEARS.

          THE CORNERSTONE OF OUR SUCCESS REMAINS RAINBOW'S ASSOCIATES.


RBOW/03                                            A Message to Our Shareholders

[GRAPHIC]

Dear Fellow Shareholder:

    After a year of new store growth and improving performance, Rainbow Rentals entered 2003 with our operational turnaround program nearly complete. We have adjusted our company in several areas to foster greater profitability, and our 2002 financial results reflect these adjustments. We are excited about opportunities in 2003 for further improvement.

    The cornerstone of our success remains Rainbow's associates, to whom this report is dedicated. In an industry where employee turnover is commonplace, we are blessed with the number of associates who have made Rainbow their career of choice. Our three top executives boast more than 65 years of rent-to-own experience, our regional managers' tenure averages more than 10 years with Rainbow, and our store managers average six years of service with the company. This experience and longevity have helped us build and refine "the Rainbow way" of store operation, which preserves our position as an operator of some of America's largest rent-to-own stores. Our mature stores average nearly $1 million in revenue, compared to $600,000 for the industry, in generally the same space. We have a system for replicating Rainbow-size stores, and it relies heavily on our associates' commitment to perform for our customers.

    Revenue in 2002 reached a record $99.3 million, up 5.0 percent from the $94.6 million recorded in 2001. The revenue growth was primarily the result of price increases and a greater number of stores in operation, as growth in our comparable stores (open a year or longer) grew by only 1.4 percent. Pro forma net income, however, improved to $1.64 million, or $0.28 cents per share, from 2001 net income of $1.49 million, or $0.25 per share. This was largely the result of new financial and operational controls we introduced at the store level in early 2002, better collection performance, and improved inventory management systems.

    Though we are not satisfied with our bottom line results, we are pleased to have achieved strong year-over-year improvements in total revenue despite the lack of meaningful comp store revenue growth. For the past several months, comp store revenue has been our focus, and we have implemented new programs to attract and retain customers. First, we have altered our management development program to enhance store manager retention. Second, we have strengthened our marketing capabilities by hiring three new firms, one to develop our new creative campaign for 2003, one to focus on customer reacquisition and one to place our media buys. We're confident this team will drive new business into our stores.

    We have ambitious growth plans. We plan to open 75 new stores by mid-2006, and augment that growth through acquisitions during this time frame. That represents 70 to 80 percent growth in store fronts over the next four years.

    We achieved success in several critical areas in 2002. We opened 12 new stores during the year, consolidated two into existing locations and sold one to improve efficiency. We signed new purchasing agreements that reduced our costs of products, particularly living room furniture and appliances. We introduced high-definition television sets to our lineup, replacing many of our traditional sets, and enjoyed excellent customer response. We raised our average price per unit, a key measure of financial performance, by more than $2, reflecting our customers' favor for higher-quality goods. Through better ordering practices, we sharply reduced the volume of idle inventory in our stores. We also made vast improvements to our store manager training program to better prepare our leaders of the future.

    Even with the changes we've made in our business during the past two transition years, Rainbow has remained profitable and financially strong. Our liquidity is solid and our cash flow remains strong. As we enter our 18th year, we remain a solid company with experienced management and a reputation for ethics and excellence. On behalf of our board, management and nearly 900 associates, I would like to thank you for your continued interest, support and commitment. We look forward to keeping you up to date on our progress.

Sincerely,

/s/ WAYLAND J. RUSSELL

Wayland J. Russell
Chairman of the Board, Chief Executive Officer


                                                                         RBOW/04

[MIKE ZAGAR PHOTO]

Mike Zagar,
Regional Manager

    When Mike joined Rainbow in 1991 as an account manager at store #14 (Penn Circle in Pittsburgh), he began living the company philosophy.

    "I learned early on what I needed to do," Mike says. "Whether it's a fellow associate, a customer or a member of our community, Rainbow associates are focused on treating everyone with the utmost dignity and respect."

    This philosophy has worked well for Mike. Operating under the Golden Rule, he quickly was promoted to assistant manager and then to store manager. He managed several stores until becoming a regional manager early in 2000.

    Mike takes an individualized approach to help the store managers in his region reach their true potential.

    "The most challenging and gratifying part of my job is finding ways to bring the best out of the store managers," he says. "After these managers fully understand the Rainbow culture, it's all about how they go about implementing it."

    Mike feels Rainbow stands out in the rental-purchase industry because its people are dedicated to taking care of the customers and each other.

    "We focus on the people first and the business later. We ask the customers how they're doing; we know their names. We want our customers to want to come in and see us. This makes both the customers and Rainbow associates happy."


                                    TRAINING

                            We have BUILT A DETAILED
                          STORE-OPERATING SYSTEM that
                      we believe is TOPS in the industry,
                           and we TRAIN our people to
                           operate "THE RAINBOW WAY."

                            FULL SERVICE. FULL TIME.

Although customers come to our stores to rent products, they do business with us because of our people. Succeeding and growing in the rent-to-own business requires a strong team of associates who are well trained, responsive and capable of building relationships with customers. This is what Rainbow is all about.

We have built a detailed store-operating system that we believe is tops in the industry, and we train our people to operate "the Rainbow way." That is why our mature stores average nearly $1 million a year in revenue, compared to an industry average of about $600,000, in generally the same size locations. Our growth strategy is to replicate the success of our best stores by opening and growing new stores, continually refining our existing locations, and converting acquired stores to the Rainbow operating system. This three-part growth strategy makes us a leading chain in the more than $5 billion rent-to-own industry. Rainbow stores offer a wide selection of quality, name-brand products in four categories - computers, appliances, electronics and furniture. Our customers are primarily low- to moderate-income individuals who prefer the rent-to-own transaction to cash or credit purchases. Why? Because our customers rent our merchandise based on agreements that require weekly or monthly payments generally over 12 to 30 months, making the purchasing process easier than conventional credit purchases. Our customers find Rainbow an immediate source for consumer goods where they don't have to make a long-term obligation.

Our customer retention is well above the norm because we train our store associates to develop personal relationships with our customers. About 80 percent of our business is repeat business, and about 5 percent comes from referrals. They then prefer to rent from Rainbow when another need arises.

                       THIS IS WHAT RAINBOW IS ALL ABOUT.

RBOW/05                                                          The Rainbow Way

                                    [PHOTO]

                                        ON OUR WAY UP


                                                                         RBOW/06

[JOHN MILLER PHOTO]

John Miller,
Store Manager

    What makes Rainbow's people special? John, a Rainbow rising star, says paying attention to the details and closely monitoring the little things can make all the difference in the world.

    "Rainbow associates are taught to do the little things that make an impact on customers' feelings, attitudes, and overall store image," John says. "We don't do these things just to look and sound good. This is part of the culture and our people truly believe in it."

    John has never worked at a company where ethics are stressed so vigorously.

    "All Rainbow associates are trained to do the right thing whether it's dealing with each other, the customers or the people in the community, all the time, every time."

    John is driven by his desire to help others.

    "My goal is to make a positive impact on all customers and associates I come in contact with by making it a priority to get to know everyone."

    That attitude is catching on. Since John took over store #40 (Buffalo), performance there has skyrocketed.

    "Rainbow rewards associates not by how long they've worked at the company, but by how they perform," he says. "I do my best to improve my own performance as well as that of those around me."

                                    RESPECT

                               OUR MANAGERS LEARN
                          THE FINE POINTS of customer
                         interaction and RELATIONSHIPS,
                          as well as the specifics of
                        OPERATING A STORE SUCCESSFULLY.

                            FULL SERVICE. FULL TIME.

Favorable relationships also provide incentive for the customer to make rental payments in a timely fashion, and to refer friends and relatives to Rainbow.

To make sure we are building effective customer relationships, we put a priority on staff development. We train managers to train our associates to put the customer first, every time. Our managers learn the fine points of customer interaction and relationships, as well as the specifics of operating a store successfully.

Through our customer management manual, we outline specific tasks that must occur on particular weeks, on particular days, and even at particular times of the day. The manual is based on the proven experience of our most senior executives, regional supervisors and store managers, but is continually refined, based on the best practices of our top-performing stores today. On the strength of our trained associates backed up by our proven training programs and our operations manual, we hold our stores to industry-high standards for units on rent, collection performance, average price per unit and other metrics. Motivating our store managers to understand and manage these operating metrics is the hallmark of our business. The quality of our highly trained associates and the consistent business practices throughout all stores makes multi-store supervision much more efficient.

Supporting our emphasis on staff development is Rainbow's unique corporate culture. Our total compensation packages for our associates tend to be better than our competitors', and our store managers tend to stay with us much longer than the industry average.

                      PUT THE CUSTOMER FIRST, EVERY TIME.


RBOW/07                                The Fine Points of Customer Relationships

                                    [PHOTO]

                CUSTOMER RELATIONSHIPS


                                                                         RBOW/08

[ROBERT PARILLA PHOTO]

Robert Parilla,
Account Manager

    Look up the definition of "future store manager" in the Rainbow handbook, and it wouldn't be too surprising to see a photo of Robert there.

    Robert's Rainbow experience has made him unwilling to accept anything less than satisfied customers and co-associates.

    "The Rainbow way of doing things has had a big impact on my career and my personal life," Robert says. "I used to be shy and backward, but my self-confidence has gone up significantly in my four years here. I know I'm ready to move up in the company as an assistant store manager. And I hope to become a store manager before too long."

    Robert has learned skills ranging from time management to relationship building. Most important, he's gained an understanding about the necessity of self-improvement.

    "My favorite part of the job is working closely with customers and seeing them want to come back because of their positive experience," he says. "By helping customers and servicing them according to Rainbow philosophies, there's no reason they wouldn't want to come back."


                                    COURTESY

                             We DEMAND A COMMITMENT
                              to the Golden Rule -
                            TREAT CUSTOMERS, FELLOW
                            ASSOCIATES AND SUPPLIERS
                     the way YOU would like to be treated.

                            FULL SERVICE. FULL TIME.


Twice a year, we stage events that bring the Rainbow family together for business and recreation. These retreats result in creative ideas that make a positive impact on our business. We run our company based on Judeo-Christian principles of faith and conduct; therefore, we demand a commitment to the Golden Rule - treat customers, fellow associates and suppliers the way you would like to be treated. Although our territory has now grown to 13 states, we remain a close team through frequent store visits by our executives and regional managers. We also maintain a regular program of manager meetings that foster the exchange of ideas between stores. In fact, our store managers are invited into the decision-making process, which enables them to influence operating, product and advertising decisions.

Another key factor in our success is our ability to identify and acquire products that will be popular in the rent-to-own market. Late last year, we aggressively introduced high-definition television sets in our stores. Although they are priced higher than analog TV sets, they fared very well. Generally speaking, our customers are not early adopters, but they prefer higher-quality products for their homes once they realize the value of those products. We closely study the markets for our product categories, but most of our decisions with regard to products and timing are based on the experience and knowledge of Rainbow's management team. That often leads us to go against the grain of industry experts and demonstrates our ability to be first to the marketplace with new product introduction.

          CREATIVE IDEAS THAT MAKE A POSITIVE IMPACT ON OUR BUSINESS.

RBOW/09                                            Commitment to the Golden Rule

                                    [PHOTO]

        THE GOLDEN RULE

                                                                         RBOW/10

                                                              BOARD OF DIRECTORS

                                                          Seated (Left to Right)
                                                           LAWRENCE S. HENDRICKS
                                                         Chief Operating Officer

                                                              WAYLAND J. RUSSELL
                                            Chairman and Chief Executive Officer

                                                             MICHAEL J. VIVEIROS
                                                                       President

                                                        Standing (Left to Right)
                                                                IVAN J. WINFIELD
                                                         Executive in Residence,
                                        Baldwin-Wallace College, Cleveland, Ohio

                                                                 ROBERT A. GLICK
                                  Founder, Chairman and Chief Executive Officer,
                                                         Dots, Inc., Solon, Ohio

                                                                 BRIAN L. BURTON
                                                    Executive Vice President and
                                                        Chief Financial Officer,
                                               KST Coatings Manufacturing, Inc.,
                                                                 Twinsburg, Ohio

                                                             (Pictured at right)


                                   INITIATIVE

                          The MOST AMBITIOUS expansion
                            program in our history.
                      Through this program, Rainbow plans
                         to open 75 NEW STORES by mid-
                         2006, and augment that growth
                              through acquisitions.

                            FULL SERVICE. FULL TIME.

For example, in 1996, we were the first to aggressively market computers, when many believed they would be too expensive and too fragile for the rent-to-own market. Today, computers represent well over 20 percent of our revenue compared to an industry average of only 5.3 percent, according to the 2002 APRO Industry Survey. Rainbow believes in continuous improvement. Early this year, we augmented our manager training program by adding a two-week mentoring program that's based on our commitment to replicate our best stores. Future managers now spend two weeks at one of our best stores, observing the manager, taking the manager's place and then being evaluated on performance. In addition to enabling trainees to learn from our best managers, we get our best managers' recommendations on them. We have also increased our overall commitment to training, so that we can prepare more managers for future stores. This will help us execute "Expansion 2006," the most ambitious expansion program in our history. Through this program, Rainbow plans to open 75 new stores by mid-2006, and augment that growth through acquisitions.


             WE HAVE INCREASED OUR OVERALL COMMITMENT TO TRAINING.


RBOW/11                                                       Board of Directors

                           [BOARD OF DIRECTORS PHOTO]

        CONTINUOUS IMPROVEMENT


                                                                         RBOW/12

STORE LOCATIONS

[GRAPHIC]

CORPORATE INFORMATION



STORE LOCATIONS

[GRAPHIC]

CORPORATE INFORMATION

AVAILABILITY OF FORM 10-K

A copy of Rainbow Rentals' Form 10-K filed with the Securities and Exchange Commission is included in the back pocket of this Annual Report. Additional copies will be available without charge upon request. Inquiries should be made via our web site at www.rainbowrentals.com or to our corporate headquarters at the following address:

                        RAINBOW RENTALS, INC.
                        Attention: Investor Relations Department
                        P.O. Box 9006
                        Boardman, Ohio 44513-9006
                        (330) 533-5363 ext. 121

SHAREHOLDER INQUIRIES

All inquiries relating to shareholder records, stock transfers, lost certificates, changes of ownership, or changes of address should be directed to National City Bank by mail, telephone or e-mail at:

                        NATIONAL CITY BANK, DEPARTMENT 5352
                        Corporate Trust Operations
                        P.O. Box 92301
                        Cleveland, Ohio 44193-0900
                        Toll Free #: 1-800-622-6757
                        E-mail: shareholder.inquiries@nationalcity.com

Other shareholder inquiries should be directed to our Investor Relations Department at the Company's corporate headquarters address: Rainbow Rentals, Inc., P.O. Box 9006, Boardman, Ohio 44513-9006, or by calling (330) 533-5363, extension 121.

ANNUAL SHAREHOLDERS MEETING

The annual shareholders meeting will be held at 10:00 a.m. on Wednesday, May 14, 2003, at:
                        HOLIDAY INN
                        7410 South Avenue
                        Boardman, Ohio 44512

INDEPENDENT AUDITORS    KPMG LLP
                        One Cleveland Center
                        1375 East Ninth Street, Suite 2600
                        Cleveland, Ohio 44114-1796

LEGAL COUNSEL           KAHN KLEINMAN
                        The Tower at Erieview, Suite 2600
                        1301 East Ninth Street
                        Cleveland, Ohio 44114-1824

EXECUTIVE OFFICERS      WAYLAND J. RUSSELL
                        Chairman and Chief Executive Officer

                        MICHAEL J. VIVEIROS
                        President

                        LAWRENCE S. HENDRICKS
                        Chief Operating Officer

                        MICHAEL A. PECCHIA
                        Chief Financial Officer

Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. For further information, please refer to the Company's filings with the Securities and Exchange Commission.


RBOW/13                                                    Corporate Information

[GRAPHIC]

                                   [GRAPHIC]

                               ANNUAL REPORT 2002

                                    The End

                             [RAINBOW RENTALS LOGO]


                    P.O. Box 9006 | Boardman, OH 44513-9006

                               Phone 330.533.5363

                             www.rainbowrentals.com


                            FULL SERVICE. FULL TIME.